

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 27, 2018

Joshua G. James
Founder and Chief Executive Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re: Domo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 28, 2018**
> **CIK No. 0001505952**

Dear Mr. James:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

Prospectus Summary

Overview, page 1

2.   You provide various measures that focus on your enterprise customer base, such as annual recurring revenue for your 20 largest customers and annual contract value for a

cohort of enterprise customers. Please disclose the percentage of revenue generated from your enterprise customers for each period presented. To the extent that enterprise customers do not represent a material portion of your current revenues, revise to include similar measures for your non-enterprise customer base.

3.   Please explain further how you determine annual contract value and specifically address how cancellations are factored into your calculations. For example, tell us whether the 2015 cohort group excludes customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.

4.   You state that, as of January 31, 2018, for the cohort of enterprise customers that licensed your product in fiscal 2015, the current annual contract value is 186% of the original license value, net of cancellations. Please revise to provide comparative data for the 2016 cohort.

Use of Proceeds, page 44

5.   To the extent known, please expand your disclosure regarding your plans to expand international operations. Additionally, if any material part of the net proceeds is to be used to discharge indebtedness, revise to provide the interest rate and maturity of such indebtedness. In this regard, we note your disclosure on page 63 that, in December 2017, you entered into an $80 million credit facility and drew $50 million. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

6.   Where you present metrics or measures, please provide comparative data for prior periods. For example, you indicate that the net revenue retention rate in fiscal 2018 is an improvement over prior periods without providing corresponding information for prior periods.

7.   Please revise your discussion of contribution margin to address the following:

• Disclose the 2016 contribution margin for the 2015 cohort year;

• Explain further how you allocate the non-commission sales costs between new and existing customers and specifically address how relative efficiency of selling to new versus existing customers is considered in such calculations; and

• Clarify how your calculations and revenues and expenses differ from GAAP.

8.   You state that a majority of your customers subscribe to your services through one-year contracts, but in the year ended January 31, 2018, a certain percentage of your new customers entered into multi-year contracts. Please revise to quantify "majority" and "a certain percentage," and provide this information for the prior period. To the extent legacy customers switched from one-year contracts to multi-year contracts, please revise to quantify and provide an analysis on any meaningful trends and uncertainties. Additionally, where applicable, please revise to provide the material terms of the one-year contracts and the multi-year contacts, including any renewal, cancellation, and termination provisions.

9.   You disclose annualized recurring revenue for your 20 largest customers, annual contract value for the cohort of enterprise customers that licensed your product in fiscal year 2015, and net revenue retention. Please define and explain these measures and provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented.

Customer Upsell and Retention, page 54

10.   Please revise, where applicable, to quantify the number of customers who canceled in the periods presented. To the extent there are material trends and uncertainties relating to cancellations, please revise to discuss the impact on your results of operations and financial condition.

Key Business Metrics, page 55

Number of Customers, page 55

11.   You define a customer at the end of any particular quarter as an entity that generated revenue greater than $2,500 during that quarter. Please clarify whether you provide services for entities that generate less than $2,500 per entity. To the extent applicable, please revise to quantify the aggregate number of entities that paid less than $2,500 during each quarter for the periods presented, and, if material, their impact on your results of operations and financial condition.

12.   You state that where an organization has multiple subsidiaries or divisions, each entity that is invoiced at a separate billing address is treated as a separate customer. Please clarify whether a single entity, with multiple subsidiaries or divisions, accounted for more than 10% of your total revenue. To the extent you have an organization representing 10% or more of your total revenues, please provide related material risk factor disclosure.

Results of Operations

Discussion of the Years Ended, January 31, 2017 and 2018, page 59

13.   Please explain how the factors affecting your revenue growth, mainly the impact of new customers, compares to the measures presented in the prospectus summary that appear to focus on customers expanding their use of your platform. To the extent that customer upsell and expansion have had a material impact on your revenue growth, please revise accordingly.

Cost of Revenue, page 59

14.   You state that the increase in cost of subscription revenue was primarily due to an increase in employee-related costs related to higher headcount. Please revise to disclose the number of employees you had in the reporting periods.

Business

Domo Appstore, page 77

15.   Please tell us whether customers have access to apps offered in your Domo Appstore as part of their subscription agreement or whether they pay separately for these apps. Also, clarify whether this differs if the app was developed by the company, your customer or a third-party.

Intellectual Property, page 88

16.   You state that as of October 31, 2017, you have five patents in China, one in Australia, one in Canada and one in Japan. To the extent material, please revise to provide the expected expiration of the foreign held patents.

Certain Relationships and Related Party Transactions, page 106

17.   Please file the aircraft dry lease agreement with the entity controlled by your CEO or tell us why you believe it is not material. Refer to Item 601(b)(10) of Regulation S-K.

Description of Capital Stock, page 112

18.   We note your disclosure on page 110 that the Series 1 convertible preferred stock held by Cocolalla, LLC have been pledged as securities to a financial institution. Where applicable, please revise to clarify what will happen to the pledge upon conversion.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Contract Acquisition Costs, page F-9

19.   Please tell us how you considered contract renewals in determining the three-year period of benefit for commissions earned on initial contracts and clarify whether sales commissions on contract renewals are commensurate with the commissions earned on initial contracts. Also, please reconcile your considerations to your disclosure on page 18 that you do not have a long history of renewals. Refer to ASC 340-40-35-1.

Recently Issued Accounting Pronouncements, page F-14

20.   Given your stated intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the date on which you will adopt the standard(s) disclosed, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Note 12. Common Stock and Stockholders' Deficit

Stock-Based Compensation, page F-20

21.   Please disclose your assumption of the fair value of the common stock underlying the option or RSU grants for each reported period. Refer to ASC 718-10-50-2(f).

Exhibit Index

22.   You state on page 65 that, in April 2017, you entered into an agreement with a supplier for cloud infrastructure services for a total commitment of $60 million, which agreement expires in March 2020. Please disclose the material terms of this agreement and file the agreement as an exhibit to the registration statement or tell us why it is not material.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

24.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further

comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

25.   Please provide support for the following statements:

- "We are the only native cloud-based enterprise software application company of scale that brings together, in one place, massive amounts of data from all departments of a business to empower employees with real-time data insights, accessible on any device, that invite action" (page 1);

- "Our customers collectively upload new data to Domo millions of times each week, and we have customers who create individual datasets that exceed 60 billion rows. On a typical business day, our customers in the aggregate typically query between 100 to 200 trillion rows from uncached queries" (page 1); and,

- "By the year 2020, about 1.7 megabytes of data will be created every second for every human being on the planet" (page 3).

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara Jacobs
Assistant Director, Office of
Information Technologies and
Services

cc: Patrick J. Schultheis
        Wilson Sonsini Goodrich & Rosati